FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated March 10, 2005, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the fourth quarter and year ended January 1, 2005	15

DELHAIZE GROUP REPORTS 2004 RESULTS

Net Earnings Grow by 23.5% in 2004

BRUSSELS, Belgium, March 10, 2005 - Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today its 2004 results. The Group also announced it has reached a binding agreement to acquire the Belgian supermarket chain Cash Fresh, reinforcing its Belgian position with 43 stores.

The 2004 results highlights are:

•	Organic sales growth of 2.8% due to positive sales trends at all key banners

•	Operating margin improvement to 4.6% (4.3% in 2003)

•	Earnings before goodwill and exceptionals: +6.0%

•	Net earnings up 23.5% to EUR 211.5 million

•	Adjusted for currencies and the extra sales week in 2003, earnings before goodwill and exceptionals would have increased by 20.5% and net earnings by 52.6%

•	Net dividend increases by 12% to EUR 0.84

The fourth quarter 2004 results highlights, adjusted for a 53rd sales week in 2003 and at identical exchange rates are:

•	Sales growth: +2.6%

•	Operating margin increases by 36 bps to 4.3%

•	Earnings before goodwill and exceptionals up 21.2%

•	Net earnings increase by 53.7%

“Delhaize Group realized an excellent performance in 2004,” said Pierre-Olivier Beckers, President and Chief Executive Officer. “We further reinforced our positions through store remodeling, store openings and targeted fill-in acquisitions. Strong sales momentum in our key markets and good margin management enabled us to increase profits significantly and exceed our expectations. At identical exchange rates on a comparable calendar, earnings before goodwill and exceptionals increased in 2004 by 20.5%. This was significantly better than our expectations at the beginning of the year and above the target we discussed when we reported the third quarter results.”

Mr. Beckers continued: “In 2005, Delhaize Group will remain dedicated to reinforcing its operations by further increasing the differentiation of its store concepts and focusing on executional excellence. We are also pleased with the acquisition of Cash Fresh in Belgium. Cash Fresh represents an excellent geographic fit with our Belgian business and reinforces our position in our historic home market.”

Cash Fresh is a profitable chain of 43 supermarkets mainly in northeastern Belgium and posted EUR 209 million in sales in fiscal year 2004. The acquisition will bring Delhaize Belgium’s store count to 820 in Belgium, the Grand-Duchy of Luxembourg and Germany at the end of 2005. Delhaize Group is acquiring Cash Fresh for a cash amount of EUR 113 million, subject to contractual adjustments, with an assumption of debt to be determined at closing. Delhaize estimates enterprise value will represent between 5.5 and 6 times 2004 operating cash flow (EBITDA). The transaction is expected to be earnings accretive from 2005. An additional EUR 51 million will be paid to acquire real estate assets of Cash Fresh.

4th Q 2004	Actual	Adjusted*	(in millions of EUR, except EPS)	2004	Actual	Adjusted*
4,447.5	-8.9%	+2.6%	Sales	17,971.6	-4.5%	+3.9%
190.6	-11.4%	+11.9%	Operating profit	819.7	+1.3%	+15.2%
4.3%	—	—	Operating margin	4.6%	—	—
66.4	+6.7%	+53.7%	Net earnings	211.5	+23.5%	+52.6%
95.8	-4.0%	+21.2%	Earnings before goodwill and exceptionals	409.7	+6.0%	+20.5%

0.71	+5.6%	+52.1%	Net EPS (in EUR)	2.28	+22.7%	+51.7%
1.03	-4.9%	+19.9%	EPS before goodwill and exceptionals (in EUR)	4.42	+5.3%	+19.8%

*	Stated at identical exchange rates and adjusted for the additional sales week in the U.S. in 2003. The average exchange rate of the U.S. dollar against the euro decreased in Q4 2004 by 8.4% and in 2004 by 9.1% compared to last year.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

FULL YEAR 2004 EARNINGS

In 2004, Delhaize Group posted organic sales growth of 2.8% compared to 2.4% in 2003 due to:

•	good sales momentum at Food Lion and Kash n’ Karry and continued strong sales at Hannaford, resulting in comparable store sales growth of 1.5% at the U.S. operations;

•	continued strong sales growth of 5.3% at Delhaize Belgium including 2.2% comparable store sales growth.

Total sales decreased by 4.5% to EUR 18.0 billion due to the weakening of the U.S. dollar by 9.1% and 52 sales weeks in the U.S. in 2004 versus 53 weeks in 2003. Adjusted for both items, sales would have grown by 3.9%.

Delhaize Group ended 2004 with a sales network of 2,565 stores, compared to 2,559 stores the previous year after taking into consideration the acquisition of Victory Super Markets, the closing of 34 Kash n’ Karry stores and the divestiture of the Thai operations.

In 2003-2004, changes in the store network were:

•	acquisition of 19 Victory supermarkets consolidated from November 26, 2004;

•	acquisition of 43 Harveys supermarkets consolidated from October 26, 2003;

•	closing of 34 Kash n’ Karry stores in the first quarter of 2004;

•	closing of 41 Food Lion stores in the first quarter of 2003;

•	deconsolidation of Food Lion Thailand from September 1, 2004; and

•	deconsolidation of Shop N Save (Singapore) from October 1, 2003.

The gross margin increased to 25.9% of sales (25.6% in 2003) in spite of investments in price competitiveness to strengthen the commercial positioning of the key banners of the Group. The gross margin increase is primarily due to lower inventory shrink at Food Lion and continued focus on optimizing margin. In 2004, Food Lion and Kash n’ Karry successfully completed the implementation of a new inventory and margin management system.

Operating expenses (excluding depreciation and amortization) were kept under control and amounted to 18.1% of sales due to continued focus on cost initiatives throughout the Group.

The operating margin of Delhaize Group rose from 4.3% to 4.6% of sales, the highest margin in the last ten years. Delhaize Group posted an operating profit of EUR 819.7 million, an increase of 1.3% compared to prior year. Adjusted for the 53rd week in the U.S. in 2003 and for exchange rates fluctuations, operating profit would have increased by 15.2% in 2004, reflecting the strong sales momentum and the continued focus on cost and expense initiatives.

Financial expense declined to EUR 330.3 million mainly due to the weaker U.S. dollar and an interest income on a U.S. tax refund (EUR 4.5 million), partially offset by expenses linked to the retirement of Delhaize America debt (EUR 3.6 million) and to lease accounting in the U.S. (EUR 3.8 million).

The effective tax rate declined to 39.5% mainly due to the utilization of tax losses by Alfa-Beta, a reduction of the Greek statutory tax rate and a U.S. tax benefit recorded on exercised stock options.

Exceptional expense amounted to EUR 118.3 million compared to EUR 142.0 million in 2003. Delhaize Group recorded exceptional charges for the closure of 34 Kash n’ Karry stores, the write-off relating to the Kash n’ Karry trade name, losses resulting from hurricanes and tropical storms affecting Kash n’ Karry, Food Lion and Harveys, asset impairments at Delvita and the divestiture of the Thai operations.

Net earnings increased by 23.5% to EUR 211.5 million, due to higher margins and lower exceptional expenses, and in spite of the weakening of the U.S. dollar by 9.1%. Per share, net earnings were EUR 2.28 in 2004 compared to EUR 1.86 in 2003. At identical exchange rates and adjusted for the 53rd week in the U.S. in 2003, net earnings would have increased by 52.6%.

In 2004, earnings before goodwill and exceptionals increased by 6.0% to EUR 409.7 million. Per share, earnings before goodwill and exceptionals were EUR 4.42 (EUR 4.20 in 2003). Adjusted for exchange rate fluctuations and the 53rd week in the U.S. in 2003, earnings before goodwill and exceptionals would have increased by 20.5%.

The Board of Directors of Delhaize Group will propose at the Ordinary General Meeting of May 26, 2005, the payment of a net dividend of EUR 0.84 per share, after deduction of 25% Belgian withholding tax. This is an increase of 12% versus prior year. The proposed gross dividend is EUR 1.12.

FOURTH QUARTER 2004 EARNINGS

In the fourth quarter of 2004, the organic sales growth of Delhaize Group was 1.9%, supported by comparable stores sales of 0.3% in the U.S. and 1.7% in Belgium. Total sales decreased by 8.9%, impacted by the weakening of the U.S. dollar by 8.4% and one additional week of sales in the U.S. in 2003. Adjusted for those two items, sales would have grown by 2.6% in the fourth quarter of 2004.

In 2003, the operating margin was positively influenced by an additional week of sales in the U.S. Adjusted for this extra week, the operating margin amounted to 4.0% in the fourth quarter of 2003 compared to 4.3% in the fourth quarter of 2004. The increase in operating margin was the result of a higher gross margin for the U.S. businesses due to better shrink management and other opportunities for margin optimization. Operating expenses increased slightly as a percent of sales because of higher fuel costs, the costs associated with the launch of Sweetbay Supermarket and the Victory acquisition in the U.S. and the favorable effect on 2003 expenses of the additional sales week.

Delhaize Group posted an operating profit of EUR 190.6 million, 11.4% lower than the previous year. At identical exchange rates and adjusted for the 53rd sales week in the U.S. in 2003, operating profit would have increased by 11.9%.

In the fourth quarter of 2004, Delhaize Group retired USD 52.4 million of principal of Delhaize America debt through open market repurchases and early redemptions, resulting in a EUR 3.6 million (USD 4.5 million) charge to financial expense. The debt retirements will reduce interest expense by approximately USD 4.2 million in 2005.

Delhaize Group recorded one-time, non-cash expenses of EUR 5.1 million (USD 6.4 million) related to its accounting for certain leases. This is a cumulative adjustment reflecting the reclassification of certain leases as capital leases, the adjustment of estimated depreciable lives of certain leasehold improvements, and the adjustment of other leases to lengthen the recognition of the minimum lease term for straight-lining rent expense. These adjustments are immaterial individually and in the aggregate with respect to current year and prior years’ results.

Net earnings increased to EUR 66.4 million (EUR 62.2 million in 2003). Per share, net earnings were EUR 0.71 in the fourth quarter of 2004, an increase by 5.6% compared to the fourth quarter of 2003. At identical exchange rates and adjusted for the extra sales week in 2003, net earnings would have increased by 53.7%.

In the fourth quarter of 2004, earnings before goodwill and exceptionals decreased by 4.0% to EUR 95.8 million. Per share, earnings before goodwill and exceptionals were EUR 1.03. At identical exchange rates, and adjusted for the extra sales week in 2003, earnings before goodwill and exceptionals would have grown by 21.2%.

FULL YEAR 2004 CASH FLOW ANALYSIS AND BALANCE SHEET

In 2004, Delhaize Group generated strong free cash flow of EUR 278.0 million (after dividend payment). Capital expenditures increased to EUR 490.0 million compared to EUR 448.3 million in 2003.

Delhaize Group’s net debt amounted to EUR 2.6 billion at the end of 2004, a decrease of EUR 418.9 million compared to EUR 3.0 billion at the end of 2003 due to higher cash balances and the weakening of the U.S. dollar. At identical exchange rates, net debt would have decreased by EUR 250.8 million. The net debt to equity ratio was reduced to 76.5% at the end of 2004 compared to 89.8% at the end of 2003.

ACQUISITION OF CASH FRESH

Delhaize Group has entered into a binding agreement to acquire Cash Fresh, a profitable chain of 43 supermarkets mainly in northeastern Belgium (Kempen, Limburg and Antwerp). In fiscal year 2004, Cash Fresh posted EUR 209 million in sales. The acquisition will reinforce Delhaize’s position as the second largest Belgian food retailer by adding a market share of approximately 1.3% (source: AC Nielsen, ACV report). The acquisition will bring Delhaize Belgium’s store count to 820 in Belgium, the Grand-Duchy of Luxembourg and Germany at the end of 2005.

Arthur Goethals, Executive Vice President and Chief Executive Officer of Delhaize Belgium, commented: “We are particularly pleased with the acquisition of Cash Fresh because of the strong geographical and strategic fit with our existing Belgian operations. Cash Fresh significantly reinforces the presence of Delhaize in northeastern Belgium. Additionally, Cash Fresh’s strategic positioning is very adaptable to ours, with a strong focus on quality, fresh products and proximity.”

“We are very happy that Cash Fresh will join Delhaize Group”, said Hugo Voeten, Chairman of Cash Fresh. “The success of Cash Fresh is the result of the commitment of our associates and our focus to provide our customers with the highest quality, value and service. We strongly believe that Delhaize shares these values and culture and is best suited to take our company to the next level of growth and success for our associates and customers.”

Cash Fresh is acquired for a cash amount of EUR 113 million, subject to contractual adjustments, with an assumption of debt to be determined at closing. Estimated enterprise value is between 5.5 and 6 times its operating cash flow (EBITDA). Because of the high profitability of Cash Fresh, the transaction is expected to be earnings accretive from 2005. An additional EUR 51 million will be paid to acquire real estate assets. The acquisition is subject to approval by the Belgian antitrust authorities and is expected to close within three months.

Cash Fresh customers can expect to receive the same service from the people they know and rely on to provide them with the quality and variety of products to which they are accustomed. The stores will be gradually converted to Delhaize banners.

GEOGRAPHICAL OVERVIEW

Full Year 2004 (in millions)		Sales			Operating Margin		Operating Profit/(Loss)			Net Earnings
		2004	2003	2004 /2003	2004	2003	2004	2003	2004 /2003	2004	2003	2004 /2003
United States (1)	USD	15,846.1	15,545.9	+1.9%	5.0%	4.7%	799.0	734.3	+8.8%	139.1	93.1	+49.4%
Belgium	EUR	3,871.3	3,674.9	+5.3%	4.8%	4.8%	185.9	177.5	+4.8%	142.3	131.4	+8.4%
Southern and Central Europe	EUR	1,225.7	1,199.0	+2.2%	1.5%	1.3%	17.8	15.2	+17.5%	(1.1)	(10.7)	+90.0%
Asia (2)	EUR	135.6	203.3	-33.3%	-1.8%	-3.1%	(2.5)	(6.4)	+61.6%	(8.0)	(10.2)	+20.7%
Corporate	EUR	—	—	—	—	—	(23.9)	(26.3)	+8.7%	(33.6)	(21.6)	-56.0%

TOTAL	EUR	17,971.6	18,820.5	-4.5%	4.6%	4.3%	819.7	809.2	+1.3%	211.5	171.3	+23.5%

(1)	2003 included an additional sales week in the U.S. compared to 2004. This additional week added USD 308.6 million sales, USD 42.8 million operating profit and USD 26.5 million in net earnings.
(2)	The operations in Singapore were deconsolidated as from the fourth quarter of 2003 and the operations in Thailand as from September 2004.

Fourth Quarter 2004 (in millions)		Sales			Operating Margin		Operating Profit/(Loss)
		4th Q 2004	4th Q 2003	2004 /2003	4th Q 2004	4th Q 2003	4th Q 2004	4th Q 2003	2004 /2003
United States (1)	USD	3,994.6	4,201.9	-4.9%	4.8%	4.9%	189.8	203.9	-6.9%
Belgium	EUR	1,013.7	979.5	+3.5%	4.3%	5.0%	44.0	49.4	-10.9%
Southern and Central Europe	EUR	336.7	322.2	+4.5%	2.7%	0.6%	8.9	2.0	N/A
Asia (2)	EUR	29.4	42.4	-30.7%	4.2%	-5.1%	1.2	(2.2)	N/A
Corporate	EUR	—	—	N/A	N/A	N/A	(8.8)	(6.2)	-42.5%

TOTAL	EUR	4,447.5	4,884.0	-8.9%	4.3%	4.4%	190.6	215.2	-11.4%

(1)	The fourth quarter of 2003 included an additional sales week in the U.S. compared to the fourth quarter of 2004. This additional week added USD 308.6 million sales, USD 35.5 million operating profit and USD 19.6 million in net earnings.
(2)	The operations in Singapore were deconsolidated as from the fourth quarter of 2003 and the operations in Thailand as from September 2004.

•	In 2004, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 15.8 billion, an increase of 1.9% over 2003. The sales momentum of the U.S. operations of Delhaize Group strengthened compared to 2003; comparable store sales increased by 1.5% in 2004 compared to 0.6% in 2003.

Sales continued to be strong at Hannaford during 2004, and sales at Food Lion and Kash n’ Karry improved compared to 2003 due to successful sales initiatives and focused store remodeling. Food Lion’s store remodeling program included a full market renewal in Charlotte, North Carolina. In Florida, the first six Sweetbay Supermarket stores were opened in the fourth quarter of 2004. Sales of Harveys were supported by the conversion of 13 Food Lion stores to the Harveys’ brand.

Delhaize Group finished 2004 with 1,523 supermarkets in the U.S. During 2004, Delhaize Group opened or acquired 53 new stores in the U.S., including five relocated stores, resulting in an increase of eight stores, net of 40 store closings (including 34 Kash n’ Karry stores closed in the first quarter). In addition, Delhaize Group remodeled 79 U.S. supermarkets and converted 13 Food Lion stores to Harveys.

The operating margin of the U.S. operations increased from 4.7% to 5.0% of sales. Slightly higher operating expenses (+31 bps to 19.1%) were compensated by a significant gross margin improvement (+63 bps to 27.9%) primarily due to lower inventory shrink at Food Lion and continued focus on optimizing margin. In 2004, Food Lion and Kash n’ Karry improved their margin analysis, shrink control and inventory management due to the implementation of a new inventory and margin management system.

Operating profit of the U.S. business of Delhaize Group increased by 8.8% to USD 799.0 million due to sales growth and better margins. Adjusted for the positive impact of the 53rd sales week on 2003 results (USD 42.8 million) operating profit would have grown 15.6%.

During the fourth quarter of 2004, the operating margin of the U.S. business of Delhaize Group decreased 10 basis points to 4.8% due to the extra sales week in 2003. Adjusted for this extra sales week, the operating margin would have grown from 4.3% to 4.8% due to a higher gross margin, while operating profit would have grown by 15.6%.

In 2004, net earnings of the U.S. operations of Delhaize Group increased by 49.4% to USD 139.1 million due to the sales growth, higher margins and despite exceptional pre-tax expenses for a total of USD 140.0 million primarily related to the restructuring of Kash n’ Karry and various hurricanes and tropical storms in the southeastern U.S.

In 2005, Delhaize Group expects to open 50 new supermarkets in the U.S., including 11 relocated stores, and plans to close 17 stores, resulting in a net increase of 22 stores. This will result in 1,545 stores at the end of 2005.

Approximately 181 U.S. stores will be remodeled or expanded in 2005. The successful market renewal programs in Raleigh and Charlotte have led Food Lion to identify two new markets, Greensboro, North Carolina, and Baltimore, Maryland, for focused remodeling in 2005. In 2005, all Kash n’ Karry operations in the markets of Naples/Ft.Myers and Sarasota/Bradenton will be relaunched under the Sweetbay Supermarket brand.

In addition to the remodeling of 181 stores, 12 Food Lion stores will be converted to Harveys stores in 2005, bringing the expected number of Harveys stores at the end of 2005 to 68. These conversions will enhance Delhaize Group’s presence in Harveys’ primary market area by tapping into the strength of the local Harveys’ brand.

In the fourth quarter of 2004, Delhaize Group completed the acquisition of 19 Victory supermarkets. During 2005, all Victory stores will be converted to the Hannaford banner, bringing the total expected Hannaford stores to 146 at the end of 2005.

•	Delhaize Belgium posted sales of EUR 3.9 billion in 2004, an increase of 5.3% over 2003. Comparable store sales growth of 2.2% was driven by the continued differentiation through quality, choice and service and a reinforced competitive position. In 2004, Delhaize Belgium increased its market share from 25.5% to 25.7% (source: AC Nielsen). During the year, the sales network was extended by 19 stores to 747 at the end of 2004, including 26 stores in the Grand Duchy of Luxembourg and two stores in Germany.

The operating margin of Delhaize Belgium remained stable in 2004 at 4.8%. A lower gross margin (-48 bps to 21.9%) due to continued investments in price competitiveness and high shrink in the fourth quarter was offset by lower operating expenses as a percentage of sales (-40 bps to 15.7% of sales) due to the good sales momentum and disciplined cost management. Operating profit increased by 4.8% to EUR 185.9 million while net earnings grew by 8.4% to EUR 142.3 million.

During the fourth quarter of 2004, the operating margin of Delhaize Belgium declined to 4.3% due to higher labor and energy expenses and high shrink. As a consequence, operating profit declined by 10.9% to EUR 44.0 million.

In 2005, the sales network of Delhaize Belgium is expected to be enlarged by 73 stores, including 43 Cash Fresh stores, bringing the total to 820 stores at the end of 2005. Delhaize Belgium plans to remodel 18 stores in 2005. In addition, Delhaize Belgium will continue the construction of a new distribution center for fresh products in Zellik.

•	In 2004, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew 2.2% to EUR 1.2 billion. Alfa-Beta (Greece) continued to perform well due to investments in its price competitiveness, further differentiation of its assortment and services and the development of its affiliate network under the Trofo Market banner. Delvita sales remained under pressure due to the competitive environment, but its operating margin evolved favorably due to improved sales mix and effective cost management.

Operating profit of the Southern and Central European operations of Delhaize Group increased by 17.5% to EUR 17.8 million. In 2004, the net loss of the Southern and Central European operations of Delhaize Group amounted to EUR -1.1 million, significantly better than previous year due to a higher operating profit and a reduction in taxes at Alfa-Beta because of the lower Greek statutory tax rate and the utilization of tax losses by Alfa-Beta after its merger with Trofo.

In 2005, the sales network of the Southern and Central European operations will be extended by 16 stores to a total of 258 stores, taking into account the planned sale of the 11 Delvita stores in Slovakia announced in February 2005.

•	The Asian operations of Delhaize Group have undergone in the last two years a profound change with the divestiture of the Singaporean (2003) and the Thai businesses (2004). The Indonesian business performed well in the fourth quarter of 2004 with a sales increase of 17.0% in local currency (+4.6% in Euros) and an operating margin of 4.2%. As a consequence, the Indonesian business posted an operating profit of EUR 1.2 million. In 2005, Delhaize Group expects to increase its sales network in Indonesia by two supermarkets to a total of 44 stores.

2005 FINANCIAL OUTLOOK

•	In 2005, the sales network of Delhaize Group is expected to increase by approximately 102 stores to a total of 2,667 stores (including the acquisition of Cash Fresh and the sale of 11 Delvita stores in Slovakia).

•	At identical exchange rates (1 EUR = 1.2439 USD), it is expected that sales of Delhaize Group will grow in 2005 by 4.0% to 5.0%.

•	The comparable store sales growth of the U.S. operations of Delhaize Group in 2005 is projected to be in the range of 1.0% to 1.5%.

•	Delhaize Group plans capital expenditures (excluding capital leases) of approximately EUR 600 million, including approximately USD 550 million for the U.S. operations of the Group (translated into EUR at the exchange rate of 1 EUR = 1.30 USD).

•	Delhaize Group will communicate its earnings guidance under IFRS for 2005 on May 12, 2005 at the occasion of the release of the first quarter 2005 results. On May 4, 2005, Delhaize Group will publish a reconciliation of the 2003 opening equity and IFRS compliant income and balance sheet statements for full years 2003 and 2004 and the first quarter of 2004 with a reconciliation of income and equity to Belgian GAAP.

Income Statement

4th Q 2004	4th Q 2003	(Belgian GAAP, in millions of EUR)	2004	2003
4,447.5	4,884.0	Sales	17,971.6	18,820.5
(3,303.1)	(3,651.1)	Cost of goods sold	(13,318.0)	(14,002.2)

1,144.4	1,232.9	Gross profit	4,653.6	4,818.3
25.7%	25.2%	Gross margin	25.9%	25.6%
(109.8)	(121.1)	Depreciation	(438.8)	(467.2)
(36.6)	(38.7)	Amortization of goodwill and intangibles	(147.8)	(156.6)
(807.4)	(857.9)	Salaries, miscellaneous goods and services, other operating income/(expense)	(3,247.3)	(3,385.3)
18.2%	17.6%	Operating costs (excl. depreciation and amortization)% of sales	18.1%	18.0%

190.6	215.2	Operating profit	819.7	809.2
4.3%	4.4%	Operating margin	4.6%	4.3%
(84.2)	(94.0)	Financial income / (expense)	(330.3)	(358.6)

106.4	121.2	Profit before income taxes and exceptional items	489.4	450.6
(2.6)	1.4	Other income / (expense)	(4.4)	(2.9)
1.8	(11.9)	Exceptional income / (expense)	(118.3)	(142.0)

105.6	110.7	Profit before income taxes	366.7	305.7
(31.6)	(47.0)	Income taxes	(144.7)	(131.1)

—	—	Share in results of companies at equity	—	—

74.0	63.7	Net profit from consolidated companies	222.0	174.6
(7.6)	(1.5)	Minority interests	(10.5)	(3.3)

66.4	62.2	Net earnings	211.5	171.3
1.2977	1.1890	Average EUR exchange rate in USD	1.2439	1.1312

Earnings per Share

4th Q 2004	4th Q 2003	(in EUR)	2004	2003
1.14	1.31	Profit before income taxes and exceptional items	5.28	4.89
0.71	0.67	Net earnings	2.28	1.86
1.03	1.08	Earnings before goodwill and exceptionals	4.42	4.20

93,151,269	92,197,070	Weighted average number of shares	92,662,700	92,096,669
93,668,561	92,624,557	Number of shares outstanding at the end of the 4th quarter (1)	93,668,561	92,624,557

(1)	In conjunction with stock option exercises in 2004, Delhaize Group issued 1,044,004 new shares, repurchased 191,403 shares and used 215,558 shares. Delhaize Group owned 294,735 treasury shares at the end of 2004, when they were valued at EUR 55.95.

Earnings Reconciliation

4th Q 2004	4th Q 2003	(in millions of EUR)	2004	2003
66.4	62.2	Net earnings	211.5	171.3

		Add (subtract):
36.6	38.7	Amortization of goodwill and intangibles	147.8	156.6
(7.1)	(7.3)	Taxes and minority interests on amortization of goodwill and intangibles	(26.8)	(28.8)
(1.8)	11.9	Exceptional income / (expense)	118.3	142.0
1.7	(5.8)	Taxes and minority interests on exceptional income / (expense)	(41.1)	(54.5)

95.8	99.7	Earnings before goodwill and exceptionals	409.7	386.6

Balance Sheet

(Belgian GAAP, in millions of EUR)	December 31, 2004	September 30, 2004	December 31, 2003
Assets
Fixed assets	6,820.5	7,001.9	7,097.3
Goodwill	2,867.1	2,840.5	2,886.7
Other intangible assets	744.2	832.0	901.1
Tangible assets	3,110.1	3,205.8	3,204.0
Financial assets	99.1	123.6	105.5
Current assets	2,582.2	2,824.2	2,421.8
Inventories	1,246.2	1,338.1	1,376.9
Receivables and other assets	573.2	573.4	572.9
Treasury shares	16.4	14.9	12.9
Cash and short-term investments	746.4	897.8	459.1
Total assets	9,402.7	9,826.1	9,519.1

Liabilities
Group equity	3,406.1	3,552.5	3,369.2
Shareholders’ equity	3,358.3	3,516.3	3,333.9
Minority interests	47.8	36.2	35.3
Provisions and deferred tax liabilities	614.4	678.3	660.0
Long-term debt	3,365.6	3,621.1	3,288.5
of which financial debt	3,343.7	3,601.6	3,272.6
Current liabilities	2,016.6	1,974.2	2,201.4
of which financial liabilities	61.9	115.2	277.8
Total liabilities	9,402.7	9,826.1	9,519.1

EUR exchange rate in USD	1.3621	1.2409	1.2630

Net Debt Reconciliation
(in millions of EUR)	December 31, 2004	September 30, 2004	December 31, 2003
Long term financial debt	3,343.7	3,601.6	3,272.6
Current financial liabilities	61.9	115.2	277.8
Trust funding	(53.5)	(59.9)	(66.7)
Cash and short-term investments	(746.4)	(897.8)	(459.1)

Net debt	2,605.7	2,759.1	3,024.6
Net debt to equity ratio	76.5%	77.7%	89.8%

Cash Flow Statement

4th Q 2004	4th Q 2003	(Belgian GAAP, in millions of EUR)	2004	2003
		Operating activities
74.0	63.7	Income before minority interests	222.0	174.6
		Adjustments for
148.9	172.6	Depreciation and amortization	648.5	643.5
91.9	137.5	Income taxes and interest expenses	446.3	551.4
0.8	(3.8)	Other non-cash items	0.9	(0.3)
—	2.0	Change in accounting method	—	84.7
62.4	47.6	Changes in working capital requirement	50.3	10.0
12.9	(8.1)	Uses of provisions for liabilities and deferred taxation	12.5	(86.1)
(125.9)	(125.2)	Interests paid	(306.5)	(308.2)
(12.3)	(74.4)	Income taxes paid	(123.4)	(221.0)
252.7	211.9	Net cash provided by operating activities	950.6	848.6

		Investing activities
(144.2)	(28.1)	Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(151.1)	(28.3)
—	21.2	Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	2.0	21.2
(177.3)	(139.1)	Purchase of tangible assets (capital expenditures)	(490.0)	(448.3)
1.4	6.1	Investment in debt securities	(25.7)	(74.2)
39.5	21.1	Other investing activities	61.4	47.2
(280.6)	(118.8)	Net cash used in investing activities	(603.4)	(482.4)

(27.9)	93.1	Cash flow before financing activities	347.2	366.2

		Financing activities
19.7	7.0	Proceeds from the exercise of share warrants and stock options	39.0	7.5
(4.4)	(1.9)	Treasury shares repurchased	(9.5)	(2.5)
(50.3)	(17.0)	Additions to (repayments of) long-term loans (net of direct financing costs)	220.5	36.1
1.0	(74.5)	Escrow funding for senior notes, net of escrow maturities	9.2	(74.5)
(47.0)	(112.5)	Additions to (repayments of) short-term loans	(205.9)	(222.4)
0.1	0.1	Dividend and Director’s remuneration paid (incl. dividend from subsidiaries to minority interest)	(94.9)	(82.9)
—	(2.3)	Gain (losses) on derivative instruments	—	(2.4)

(80.9)	(201.2)	Net cash provided by (used in) financing activities	(41.6)	(341.1)

(33.2)	(18.8)	Effect of foreign exchange translation differences	(32.4)	(49.2)
—	—	Change of scope in consolidation	(4.0)	—
(142.0)	(126.9)	Net increase in cash and cash equivalents	269.2	(24.1)
804.8	520.5	Cash & cash equivalents at beginning of period	393.6	417.7
662.8	393.6	Cash & cash equivalents at end of period (1)	662.8	393.6

(1)	To reconcile with the cash and short-term investments reported in the balance sheet as of December 31, 2004, an amount of EUR 83.6 million should be added representing investments in debt securities.

Free Cash Flow Reconciliation

4th Q 2004	4th Q 2003	(in millions of EUR)	2004	2003
252.7	211.9	Net cash provided by operating activities	950.6	848.6
(280.6)	(118.8)	Net cash used in investing activities	(603.4)	(482.4)
(1.4)	(6.1)	Investment in debt securities	25.7	74.2
0.1	0.1	Dividends and directors’ remuneration paid	(94.9)	(82.9)

(29.2)	87.1	Free cash flow (after dividend payments)	278.0	357.5

Identical Exchange Rates Reconciliation (unaudited)

(in millions of EUR, except per share amounts)	2004			2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	17,971.6	1,289.6	19,261.2	18,820.5	-4.5%	+2.3%
Adjusted EBITDA	1,406.3	112.8	1,519.1	1,433.0	-1.9%	+6.0%
Operating profit	819.7	68.7	888.4	809.2	+1.3%	+9.8%
Net earnings	211.5	14.1	225.6	171.3	+23.5%	+31.7%
Net EPS	2.28	0.15	2.43	1.86	+22.7%	+30.9%
Earnings before goodwill and exceptionals	409.7	27.9	437.6	386.6	+6.0%	+13.2%
EPS before goodwill and exceptionals	4.42	0.30	4.72	4.20	+5.3%	+12.5%
Free cash flow	278.0	25.0	303.0	357.5	-22.2%	-15.2%

(in millions of EUR)	December 31, 2004			Dec 31, 2003	Change
Net debt	2,605.7	168.1	2,773.8	3,024.6	-13.8%	-8.3%

(in millions of EUR, except per share amounts)	4th Q 2004			4th Q 2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Sales	4,447.5	285.0	4,732.5	4,884.0	-8.9%	-3.1%
Adjusted EBITDA	337.0	24.3	361.3	375.0	-10.2%	-3.6%
Operating profit	190.6	14.3	204.9	215.2	-11.4%	-4.8%
Net earnings	66.4	5.2	71.6	62.2	+6.7%	+15.1%
Net EPS	0.71	0.06	0.77	0.67	+5.6%	+13.9%
Earnings before goodwill and exceptionals	95.8	6.2	102.0	99.7	-4.0%	+2.2%
EPS before goodwill and exceptionals	1.03	0.06	1.09	1.08	-4.9%	+1.2%
Free cash flow	(29.2)	0.3	(28.9)	87.1	N/A	N/A
Reconciliation for Additional Week in the U.S. in 2003 and Identical Exchange Rates (unaudited)
(in millions of EUR, except per share amounts)	2004	2003			2004/2003
	At Identical Rates	Actual	Impact of the 53rd week in the U.S.	Adjusted for the 53rd in the U.S.	At Identical Rates	Adjusted for the 53rd week in the U.S.
Sales	19,261.2	18,820.5	-272.8	18,547.7	+2.3%	+3.9%
Adjusted EBITDA	1,519.1	1,433.0	-37.9	1,395.1	+6.0%	+8.9%
Operating profit	888.4	809.2	-37.9	771.3	+9.8%	+15.2%
Operating margin	4.6%	4.3%	-14 bps	4.2%	+31 bps	+45 bps
Net earnings	225.6	171.3	-23.4	147.9	+31.7%	+52.6%
Net EPS	2.43	1.86	-0.25	1.61	+30.9%	+51.7%
Earnings before goodwill and exceptionals	437.6	386.6	-23.4	363.2	+13.2%	+20.5%
EPS before goodwill and exceptionals	4.72	4.20	-0.26	3.94	+12.5%	+19.8%

(in millions of EUR, except per share amounts)	4th Q 2004	4th Q 2003			2004/2003
	At Identical Rates	Actual	Impact of the 14th week in the U.S.	Adjusted for the 14th in the U.S.	At Identical Rates	Adjusted for the 14th week in the U.S.
Sales	4,732.5	4,884.0	-272.8	4,611.2	-3.1%	+2.6%
Adjusted EBITDA	361.3	375.0	-37.9	337.1	-3.6%	+7.2%
Operating profit	204.9	215.2	-32.1	183.1	-4.8%	+11.9%
Operating margin	4.3%	4.4%	-44 bps	4.0%	-8 bps	+36 bps
Net earnings	71.6	62.2	-15.5	46.7	+15.1%	+53.7%
Net EPS	0.77	0.67	-0.16	0.51	+13.9%	+52.1%
Earnings before goodwill and exceptionals	102.0	99.7	-15.5	84.2	+2.2%	+21.2%
EPS before goodwill and exceptionals	1.09	1.08	-0.17	0.91	+1.2%	+19.9%

Organic Sales Growth Reconciliation (1)

4th Q 2004	4th Q 2003%		(in millions of EUR)	2004	2003	%
4,447.5	4,884.0	-8.9%	Sales	17,971.6	18,820.5	-4.5%
285.0	—	—	Effect of exchange rates	1,289.6	—	—
4,732.5	4,884.0	-3.1%	Identical exchange rates growth	19,261.2	18,820.5	+2.3%
—	(267.6)	—	53rd sales week in the U.S. (2)	—	(267.6)	—
(66.2)	(55.6)	—	Harveys (3) (4)	(278.6)	(55.6)	—
(33.4)	—	—	Victory (4)	(33.4)	—	—
—	—	—	Shop N Save (4)	—	(46.0)	—
—	(13.3)	—	Food Lion Thailand (4)	(28.9)	(54.5)	—
4,632.9	4,547.5	+1.9%	Organic sales growth	18,920.3	18,396.8	+2.8%

(1)	The 2004 sales are not adjusted for the 34 Kash n’ Karry stores closed in the first quarter of 2004.
(2)	Excluding Harveys.
(3)	The Harveys sales do not include the sales of the converted Food Lion stores.
(4)	At 2003 exchange rates.

Adjusted EBITDA Reconciliation

4th Q 2004	4th Q 2003	(in millions of EUR)	2004	2003
66.4	62.2	Net earnings	211.5	171.3
		Add (subtract):
7.6	1.5	Minority interests	10.5	3.3
31.6	47.0	Income taxes	144.7	131.1
(1.8)	11.9	Exceptional income/(expense)	118.3	142.0
2.6	(1.4)	Other income/(expense)	4.4	2.9
84.2	94.0	Financial income/(expense)	330.3	358.6
109.8	121.1	Depreciation	438.8	467.2
36.6	38.7	Amortization of goodwill and intangibles	147.8	156.6

337.0	375.0	Adjusted EBITDA	1,406.3	1,433.0
7.6%	7.7%	As % of sales	7.8%	7.6%

REPORT OF THE STATUTORY AUDITOR

The statutory auditor Deloitte & Touche Reviseurs d’Entreprises SCC, represented by Mr. James Fulton, issued, on March 9, 2005, an unqualified opinion on the annual consolidated accounts of Delhaize Group for the year ended December 31, 2004. The annual financial information included in the press release is in accordance with the annual accounts approved by the Board of Directors on March 9, 2005.

TRANSITION TO IFRS

From the first quarter of 2005 on, Delhaize Group will report its financial results under the International Financial Reporting Standards (IFRS) in compliance with the European Union Directive of May 27, 2002. The Company decided to adopt IFRS effective January 1, 2003 and to publish two comparative years (2003 and 2004). Delhaize Group believes that it is appropriately poised for an efficient, accurate and timely transition to IFRS.

FINANCIAL CALENDAR

• Reconciliation in IFRS of 2003 opening equity and 2003, 2004 and first quarter 2004 IFRS compliant income and balance sheet statements	May 4, 2005

• Press release – 2005 first quarter results	May 12, 2005

• Ordinary general meeting of shareholders	May 26, 2005

• Dividend for the financial year 2004 becomes payable to owners of ordinary shares	May 31, 2005

• Press release – 2005 second quarter results	August 11, 2005

• Press release – 2005 third quarter results	November 10, 2005

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash

•	Operating expenses: salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates, adjusted for a 53rd sales week in the U.S.

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

Conference Call and Webcast

The Delhaize Group management will comment on the financial year 2004 results during a conference call starting March 10, 2005 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling + 44 7162 0180 (U.K.) or + 1 334 323 6203 (U.S.), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2004, Delhaize Group’s sales network consisted of 2,565 stores. In 2004, Delhaize Group posted EUR 18.0 billion (USD 22.4 billion) in sales and EUR 211.5 million (USD 263.0 million) in net earnings. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Fourth Quarter and Fiscal Year Ended January 1, 2005

Condensed Consolidated Statements of Income for the 13 weeks and 14 weeks ended January 1, 2005 and January 3, 2004, respectively, and the 52 weeks and 53 weeks ended January 1 2005 and January 3, 2004, respectively	16

Condensed Consolidated Balance Sheets as of January 1, 2005 and January 3, 2004	17

Condensed Consolidated Statements of Cash Flows for the 52 weeks ended January 1, 2005 and 53 weeks ended January 3, 2004	18

Supplemental Financial Information	19

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks and 14 Weeks ended January 1 2005 and January 3, 2004

For the 52 weeks and 53 Weeks ended January 1 2005 and January 3, 2004

(Dollars in thousands)

	13 Weeks Jan 1, 2005 (A)	14 Weeks Jan 3, 2004 (B)	52 Weeks Jan 1, 2005 (C)	53 Weeks Jan 3, 2004 (D)	A%	B%	C%	D%
Net sales and other revenues	$4,002,070	$4,150,513	$15,839,882	$15,331,848	100.00	100.00	100.00	100.00
Cost of goods sold	2,977,685	3,115,548	11,751,473	11,537,712	74.40	75.06	74.19	75.25
Selling and administrative expenses	828,137	825,775	3,238,587	3,076,985	20.69	19.90	20.45	20.07

Operating income	196,248	209,190	849,822	717,151	4.91	5.04	5.36	4.68
Interest expense	83,671	82,389	322,927	318,415	2.09	1.99	2.04	2.09
Net loss from extinguishment of debt	4,269	—	4,269	—	0.11	0.00	0.03	0.00
Net other loss from extinguishment of debt	231	—	231	—	0.01	0.00	0.00	0.00

Income from continuing operations before income taxes	108,077	126,801	522,395	398,736	2.70	3.05	3.29	2.59
Provision for income taxes	52,205	66,842	212,380	166,330	1.31	1.61	1.34	1.08

Income from continuing operations	55,872	59,959	310,015	232,406	1.39	1.44	1.95	1.51
(Income) loss from discontinued operations, net of tax	(1,154)	4,473	55,902	38,658	-0.03	0.10	0.35	0.25

Income before cumulative effect of changes in accounting principle	57,026	55,486	254,113	193,748	1.42	1.34	1.60	1.26
Cumulative effect of changes in accounting principle, net of tax	—	—	—	10,946	0.00	0.00	0.00	0.07

Net income	$57,026	$55,486	$254,113	$182,802	1.42	1.34	1.60	1.19

Cost of goods sold includes an initial $87.3 million (0.57% of sales) charge in the 53 weeks ended January 3, 2004 related to the conversion in inventory accounting from the retail method to average item cost method at the Food Lion and Kash n’ Karry banners.

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of January 1, 2005 and January 3, 2004

(Dollars in thousands)	January 1, 2005	January 3, 2004
Assets

Current assets:
Cash and cash equivalents	$499,865	$313,629
Receivables, net	120,988	111,738
Receivable from affiliate	17,436	14,708
Inventories	1,144,904	1,203,487
Prepaid expenses	49,924	40,586
Deferred tax assets	—	26,491
Other assets	13,472	9,936

Total current assets	1,846,589	1,720,575

Property and equipment, net	2,986,803	2,980,455
Goodwill, net	3,049,622	2,895,541
Other intangibles, net	733,194	775,830
Reinsurance recoverable from affiliate	136,845	129,869
Other assets	175,219	168,113

Total assets	$8,928,272	$8,670,383

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$735,305	$747,961
Payable to affiliate	925	2,118
Intercompany payable dividend	25,029	—
Accrued expenses	295,137	292,250
Capital lease obligations - current	40,639	35,686
Long term debt - current	12,295	13,036
Other liabilities - current	40,596	26,627
Deferred income taxes	3,349	—
Income taxes payable	51,459	27,262

Total current liabilities	1,204,734	1,144,940

Long-term debt	2,866,228	2,937,485
Capital lease obligations	722,113	685,852
Deferred income taxes	250,323	249,969
Other liabilities	315,824	306,423

Total liabilities	5,359,222	5,324,669

Shareholders’ equity:
Class A non-voting common stock	163,076	163,076
Class B voting common stock	37,736	37,736
Accumulated other comprehensive loss, net of tax	(55,234)	(62,901)
Additional paid-in capital, net of unearned compensation	2,491,560	2,474,412
Retained earnings	931,912	733,391

Total shareholders’ equity	3,569,050	3,345,714

Total liabilities and shareholders’ equity	$8,928,272	$8,670,383

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	52 Weeks 1/1/05	53 Weeks 1/3/04
Cash flows from operating activities
Net income	$254,113	$182,802

Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	—	10,946
Change in accounting method	—	87,308
Provision for loss on disposal of discontinued operations	72,842	27,844
Streamline charges	—	2,346
Depreciation and amortization	468,626	453,056
Depreciation and amortization - discontinued operations	1,041	6,671
Amortization of debt fees/costs	1,987	1,992
Amortization of debt premium	1,485	1,138
Amortization of deferred loss on derivative	8,438	8,446
Amortization and termination of restricted shares	6,373	5,037
Transfer from escrow to fund interest, net of accretion	2,860	—
Accrued interest on interest rate swap	1,158	601
Loss on disposals of property and capital lease terminations	11,036	208
Net loss from extinguishment of debt	4,269	—
Net other loss from extinguishment of debt	231	—
Asset impairment provisions	10,310	7,911
Deferred income taxes provision (benefit)	30,063	(70,037)
Deferred income tax benefit - discontinued operations	—	(18,130)
Other	10,901	2,519
Changes in operating assets and liabilities which provided (used) cash :
Receivables	(6,851)	30,591
Net receivable from affiliate	(3,921)	(7,065)
Income tax receivable	—	6,036
Inventories	73,438	51,167
Prepaid expenses	(7,447)	(9,650)
Other assets	4,546	15,589
Accounts payable	(29,672)	(17,948)
Accrued expenses	(5,575)	(24,709)
Income taxes payable	31,123	12,519
Other liabilities	(33,571)	(28,059)

Total adjustments	653,690	556,327

Net cash provided by operating activities	907,803	739,129

Cash flows from investing activities
Capital expenditures	(413,697)	(379,460)
Investment in Victory, net of cash acquired	(178,806)	—
Investment in Harveys, net of cash acquired	—	(31,730)
Proceeds from sale of property	32,496	34,370
Other investment activity	(33,841)	(29,637)

Net cash used in investing activities	(593,848)	(406,457)

Cash flows from financing activities
Financing lease	—	10,400
Principal payments on long-term debt	(70,220)	(31,101)
Principal payments under capital lease obligations	(35,672)	(32,513)
Escrow funding for Senior Notes	—	(86,592)
Transfer from escrow to fund long-term debt	8,577	2,283
Taxes paid on capital contribution	—	(4,692)
Termination of interest rate swap	—	(2,653)
Parent common stock repurchased	(39,199)	(7,817)
Tax payment for restricted shares vested	(915)	—
Proceeds from stock options exercised	9,710	2,001

Net cash used in financing activities	(127,719)	(150,684)

Net increase in cash and cash equivalents	186,236	181,988

Cash and cash equivalents at beginning of year	313,629	131,641

Cash and cash equivalents at end of year	$499,865	$313,629

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	89,692	44,744
Capitalized lease obligations terminated for store properties and equipment	1,087	2,163
Dividend declared but not paid	25,029	—
Dividend to Delhaize Group and Detla in stock	—	109,945
Change in reinsurance recoverable and other liabilities	6,976	10,042
Reduction of income taxes payable and goodwill for tax adjustments	8,787	15,821
Minimum pension liability adjustment	3,493	3,659

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Fourth quarter ended		Year to Date
	Jan 1, 2005	Jan 3, 2004	Jan 1, 2005	Jan 3, 2004
Adjusted EBITDA (Dollars in millions):
Net income	$57.0	$55.5	$254.1	$182.8
Add (subtract):
Cumulative effect of change in accounting principle	—	—	—	10.9
Discontinued operations, net of tax	(1.2)	4.5	55.9	38.7
Income taxes	52.2	66.8	212.4	166.3
Interest expense	83.7	82.4	322.9	318.4
Net loss from extinguishment of debt	4.3	—	4.3
Net other loss from extinguishment of debt	0.2	—	0.2
Depreciation	113.0	110.6	427.7	414.0
Amortization of intangible assets	10.8	10.8	40.9	39.1
LIFO expense	1.6	0.5	6.6	1.8

Adjusted EBITDA	$321.6	$331.1	$1,325.0	$1,172.0

As a percent of Delhaize America sales	8.0%	8.0%	8.4%	7.6%

EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):
Net income	$57.0	$55.5	$254.1	$182.8
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	—	10.9
Amortization of intangibles	6.7	6.7	25.4	24.2

Earnings before amortization and exceptional items	$63.7	$62.2	$279.5	$217.9

FREE CASH FLOW RECONCILIATION (Dollars in thousands):
Net cash provided by operating activities	$181,034	$157,708	$907,803	$739,129
Net cash used in investing activities	(321,808)	(137,868)	(593,848)	(406,457)
Less Dividends paid	—	—	—	—

Free cash flow	$(140,774)	$19,840	$313,955	$332,672

NET DEBT RECONCILIATION (Dollars in thousands):
Long-term debt			$2,866,228	$2,937,485
Capital lease obligations			722,113	685,852
Long-term debt current			12,295	13,036
Capital lease obligations -current			40,639	35,686
Cash and cash equivalents			(499,865)	(313,629)
Escrow funding for Senior Notes			(72,872)	(86,592)

Net debt			$3,068,538	$3,271,838

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:
Stores opened	13	18	34	36
Stores acquired	19	43	19	43
Stores closed	3	2	45	49
Stores renovated	22	9	79	94

Total stores			1523	1515

Capital expenditures (dollars in millions)	$153.3	$115.8	$413.7	$379.5
Total square footage (in millions)			56.1	55.5
Square footage increase			1%	2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 11, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President